Kaixin Auto Holdings

July 15, 2022

VIA EDGAR

Mr. Scott Anderegg

Ms. Jennifer López

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Kaixin Auto Holdings Registration Statement on Form F-3 Filed August 4, 2021 File No. 333-258450

Dear Mr. Anderegg and Ms. López:

Kaixin Auto Holdings (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2021 regarding its Registration Statement on Form F-3 (the “Registration Statement”) filed on August 4, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-3 (“Amendment No. 1 to the Registration Statement”) is being filed to accompany this response letter.

Registration Statement on Form F-3 Filed August 4, 2021

Prospectus Cover Page, page i

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 1 to the Registration Statement.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page of Amendment No. 1 to the Registration Statement.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 1 to the Registration Statement.

Our Company, page 1

4.	Please revise to add a prospectus summary and address the following comments in that section.

Response: In response to the Staff’s comment, we revised our disclosure from page 1 to page 17 and added a prospectus summary to Amendment No. 1 to the Registration Statement.

5.	Disclose clearly that the company uses a structure that involves VIEs based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comment, we revised our disclosure on pages 1 and 6 of Amendment No. 1 to the Registration Statement.

6.	Please revise your disclosure to provide a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure on pages 9 to 13 and pages 18 to 19 of Amendment No. 1 to the Registration Statement to include a summary of risk factors. For detailed discussion of these risks, see (i) “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, and it may materially and adversely affect the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains that we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, initially filed with the Commission on April 29, 2022 and (ii) “Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us” and “Risk Factors—Risks Related to Doing Business in China— Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status, which could result in materially adverse impact on our business, results of operations, our listing on Nasdaq, and this offering” included in this prospectus.

7.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIEs' operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, we revised our disclosure on pages 7 and 13 of Amendment No. 1 to the Registration Statement.

8.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, we revised our disclosure on pages 13 to 15 of Amendment No. 1 to the Registration Statement.

9.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form the condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entities and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comment, we revised our disclosure on pages 15 to 17 of Amendment No. 1 to the Registration Statement.

10.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comment, we revised our disclosure on page 8 of Amendment No. 1 to the Registration Statement.

Risk Factors, page 3

11.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 34 through 36 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, initially filed with the Commission on April 29, 2022, which are incorporated by reference into Amendment No. 1 to the Registration Statement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with the PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish its interests in those operations” in our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

12.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comment, we revised our disclosure on pages 33 and 42 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, initially filed with the Commission on April 29, 2022, which are incorporated by reference into Amendment No. 1 to the Registration Statement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us” in our annual report on the Form 20-F for the fiscal year ended December 31, 2021.

In response to the Staff’s comment, we also revised our disclosure on page 18 of Amendment No. 1 to the Registration Statement. See “Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

13.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we revised our disclosure on page 19 of Amendment No. 1 to the Registration Statement. See “Risk Factors—Risks Related to Doing Business in China—Recent regulatory initiatives implemented by the PRC competent government authorities on cyberspace data security may have introduced uncertainty in our business operations and compliance status.”

14.	Please add a risk factor to provide additional detail that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigations and inspections within China. Please ensure that you acknowledge Article 177 of PRC Securities Law effective March 2020, possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within China. Refer to CF Disclosure Guidance Topic No. 10.

Response: In response to the Staff’s comment, we revised our disclosure on page 19 of Amendment No. 1 to the Registration Statement. See “Risk Factors—Risks Related to Doing Business in China— It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within China.”

15.	Please revise your disclosure to more specifically discuss the risks related to the following:

•	whether and how your audit committee has taken the lack of PCAOB inspection into account in connection with the oversight of the outside audit firm and its procedures; and
•	how Chinese governmental authorities have significant discretion that can be used to influence how the company conducts its business operations.

Response: In response to the Staff’s comment, we revised our disclosure on pages 50 and 51 of our annual report on Form 20-F for the fiscal year ended December 31, 2021, as amended, initially filed with the Commission on April 29, 2022, which are incorporated by reference into Amendment No. 1 to the Registration Statement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If the PCAOB is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our shares. A trading prohibition for our shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors, if any, would deprive our investors of the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. It remains that we are currently not required to obtain approval from Chinese authorities to issue securities to foreign investors, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Mingjun Lin
Mingjun Lin
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC